**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For March 2007**

**Commission File Number 0-28800**

**DRDGOLD Limited**

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1    Release dated March 6, 2007, entitled "CLARIFICATION EMPEROR MINES LIMITED RESTRUCTURE PLAN"

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 6, 2007                    By: /s/ Themba Gwebu
                                           Name: Themba Gwebu
                                           Title: Company Secretary

**Exhibit 99.1**

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

CLARIFICATION – EMPEROR MINES LTD RESTRUCTURE PLAN

Following reports in the Australian media today, the Board of Directors of Emperor Mines Limited ("Emperor" or the "Company") wish to clarify that no formal decision has been made in respect of the potential restructure options that the Company is considering.

As announced on February 1 this year, Emperor is pursuing a restructure in order to retire debt and to ensure the full potential value of Company assets can be achieved.

The decision to explore restructuring options followed a strategic review, which examined potential reconfigurations of mine and exploration assets at a range of production levels, together with the attendant funding options.

The review concluded that the Company should consider either the divestment of key assets or seek a suitable merger partner in order to grow the value of the Company's asset base.

Emperor is now pursuing these re-structuring options and, as previously stated, has appointed Rothschild Australia Limited to assist it in this process. No decision has been taken as yet to pursue any particular option, as the Company is still evaluating the best route forward.

This process has the full support of major credit providers Australia and New Zealand Banking Group Limited and DRDGOLD.

FURTHER INFORMATION:

Brad Gordon

Chief Executive Officer

Emperor Mines Limited

AUS +617 3007 8000

Patrick Bindon

Director – Corporate Communications

Emperor Mines Limited

AUS +617 3007 8000

David Wood
Rothschild
MOB +61 413 922 738
AUS +61 2 9323 2360

Johannesburg
6 March 2007